SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Education Lending Group, Inc.

(Name of issuer)

Common Shares, $.001 par value per share

(Title of class of securities)

28140A 10 9 (CUSIP number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 28140A 10 9	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Winton Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

Item 1	(a).	Name of Issuer: Education Lending Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 12760 High Bluff Drive, Suite 210 San Diego, California 92130

Item 2	(a).	Name of Person Filing: Winton Capital Holdings Ltd.

Item 2	(b).	Address of Principal Business Office: 5th Floor, Zephyr House, Mary Street George Town PO Box 32002 SMB Grand Cayman Cayman Islands, B.W.I.

Item 2	(c).	Citizenship: British Virgin Islands

Item 2	(d).	Title of Class of Securities: Common Shares, par value $.001 per share

Item 2	(e).	CUSIP Number: 28140A 10 9

Item 3.	Rules 13d-1(b), or 13d-2(b) or (c): Not Applicable

Item 4.	Ownership:

	a)	Amount beneficially owned: -0-

	b)	Percent of class: 0.0%

	c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: -0-

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: -0-

		(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2005

/s/ Marc Belzberg
Marc Belzberg, President